Mail Stop 6010

October 19, 2006

David B. Bernstein
General Counsel and Secretary
Javelin Pharmaceuticals, Inc.
125 CambridgePark Drive
Cambridge, MA. 02140

Re: Javelin Pharmaceuticals, Inc.
Post-Effective Amendment No. 1 to Form SB-2 on Form S-3 Registration Statement
Filed October 5, 2006
File No. 333-130383

Dear Mr. Bernstein:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. After our comments have been satisfied, we will consider your request for acceleration of the effective date of the registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments

1.   Please refer to the Selling Stockholder table on page 18 of the registration statement. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the sellers are broker-dealers, the registration statement must be on a form for which you are eligible to conduct a primary offering and the prospectus must identify the relevant seller as a broker-dealer. If any seller is an affiliate of a

broker-dealer, the disclosure must be revised to identify the seller as such and state, if true, that at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make that statement, you must amend the registration statement, before effectiveness, to be on a form which the company is eligible to use to make a primary offering and the prospectus must state that the seller is an underwriter.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

David B. Bernstein
Javelin Pharmaceuticals, Inc.
October 19, 2006
Page 3

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Mary K. Fraser at (202) 551-3609 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

Cc: Bruce A. Rich, Esq.
        Thelen Reid & Priest LLP
        875 Third Avenue
        New York, New York 10022